UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Transition Period From

Commission File Number 1-9735

A.                                   Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

BERRY PETROLEUM COMPANY THRIFT PLAN

B.                                     Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Berry Petroleum Company

5201 Truxtun Avenue, Suite 300

Bakersfield, CA 93309

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and we are included therein as listed in the table of contents below.

                                                                                       Table of Contents

Report of Independent Registered Public Accounting Firm                            2

Independent Auditor's Report                                                                           3

Financial Statements

Statements of Net Assets Available for Benefits                                             4

Statement of Changes in Net Assets Available for Benefits                           5

Notes to Financial Statements                                                                           6

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)                    12

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of the

Berry Petroleum Company Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the Berry Petroleum Company Thrift Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic 2003 financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Corbin & Company, LLP

Irvine, California

          June 28, 2004

INDEPENDENT AUDITOR'S REPORT

To the Administrator of the

Berry Petroleum Company Thrift Plan

We have audited the accompanying statement of net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2002. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Berry Petroleum Company Thrift Plan as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/Daniells, Phillips, Vaughn & Bock LLP

Bakersfield, California

          June 13, 2003

BERRY PETROLEUM COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002
	2003	2002

ASSETS:
Cash and cash equivalents	$ 51,495	$ -
Employer contributions receivable	7,662	-
Investments, at fair value	10,409,536	7,789,205
Investments, at values quoted by trust	5,155,224	5,444,806
Participant loans	686,557	513,137

	16,310,474	13,747,148

LIABILITIES:
Operating payables	6,777	-

Net assets available for benefits	$ 16,303,697	$ 13,747,148

The accompanying notes are an integral part of these financial statements

BERRY PETROLEUM COMPANY THRIFT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

ADDITIONS:
Additions to net assets attributable to:
Contributions:
Participants	$ 674,825
Employer	506,704
Rollovers	8,485

1,190,014

Interest and dividends	244,949
Participant loan interest payments	41,752
Net (appreciation) in
fair value of investments	2,221,621

2,508,322

Total additions	3,698,336

DEDUCTIONS:
Deductions from net assets attributable to:
Administrative fees	3,935
Benefits paid to participants	1,137,852

Total deductions	1,141,787

Net increase	2,556,549

Net assets available for benefits:
Beginning of year	13,747,148

End of year	$ 16,303,697

The accompanying notes are an integral part of these financial statements

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description

The following description of the Berry Petroleum Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). All employees of Berry Petroleum Company (the Company) who have completed six months of service as defined in the Plan Agreement, and who are not covered by a collective bargaining agreement with retirement benefits, are eligible to participate in the Plan.

Contributions

Employees who elect to participate in the Plan must contribute at least 6% of their annual earnings. The Company matches 100% of the first 6% of the Employee's contribution. The Plan provides for a Company match in excess of 6%, if certain financial results are achieved; however, the Participants are only required to contribute 6% to receive the full Company match. Company matching contributions can range from 6% to 9% of eligible participating employee earnings for active participants in the Plan. Matching contributions were from 6% to 9% in both 2003 and 2002 and averaged approximately 7.48% and 6.83% for 2003 and 2002, respectively. The Plan allowed employees to contribute a maximum combined pre-tax and after-tax deferral of 60% as of May 1, 2002, up from a previous limit of 16%.

Participant and employer contributions are subject to statutory limitations, which for 2003 were $12,000 pre-tax and $40,000 total for all employee and employer contributions. Employees who have attained the age of 50 by the end of the Plan year were eligible to make an additional catch-up contribution of $2,000 for 2003. Participants vest immediately in their contributions, and vesting in employer contributions is at a rate of 20% per year of service during the first five years of employment.

Investment Funds

The investment selections available to participants are as follows:

Berry Petroleum Company Common Stock	Spartan U.S. Equity Index Fund	AIM Mid Cap Core Equity Fund (2)
Managed Income Portfolio	Fidelity U.S. Bond Index Fund	Fidelity Inflation-Protected Bond Fund (2)
Fidelity Contrafund	Fidelity Freedom Income Fund	Morgan Stanley Institutional Fund -
Fidelity Diversified International Fund	Fidelity Freedom 2000 Fund	Equity Growth Portfolio B (2)
Fidelity Equity Income I Fund	Fidelity Freedom 2010 Fund	PIMCO High Yield Fund (2)
Fidelity Growth & Income Fund (1)	Fidelity Freedom 2020 Fund	RS Smaller Company Growth Fund (2)
Fidelity Low Priced Stock Fund	Fidelity Freedom 2030 Fund
Fidelity Puritan Fund	Fidelity Freedom 2040 Fund

(1) Option removed as of April 1, 2004 (Note 5)

(2) Option added as of April 1, 2004 (Note 5)

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description, continued

Contributions made by or on behalf of Plan participants are invested monthly (see Note 5) and held under a trust agreement in one or more of the investment funds selected by the Plan Sponsor in accordance with the provisions of the Plan Agreement and as directed by the participants. Employees may choose to have their contributions invested in the Managed Income Portfolio, Berry Petroleum Company Common Stock and a selection of mutual funds. The Managed Income Portfolio is designed to preserve capital and achieve a competitive level of income over time while attempting to maintain a participant's unit value at one dollar per share, similar to a money market fund.

The following investments had values at December 31, 2003 and 2002 representing more than 5% of net assets available for benefits:

	2003		2002

Fidelity Managed Income Portfolio	$ 5,155,224		$ 5,444,806
Fidelity Contrafund	1,873,337		1,545,417
Fidelity Low-Priced Stock	1,851,273		1,145,130
Fidelity Diversified International	1,213,012		822,059
Spartan U.S. Equity Index	1,004,929		767,638
Fidelity Growth & Income	917,410		808,021
Fidelity Equity Income I	838,613		628,882
Berry Petroleum Company Stock	828,528	*	582,388	**

*  Includes cash and cash equivalents of $51,495 at December 31, 2003.

** Less than 5% of net assets available for benefits at December 31, 2002.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description, continued

Participant Accounts

Participant statements are prepared and distributed quarterly. However, the participant can access their account at any time with FidelitPlay's Net Benefits online service. Each participant's account is credited with the participant's and the Company's contributions, in addition to the allocation of any Plan earnings or losses and forfeitures of terminated participants' non-vested accounts. Earnings or losses are allocated on a fund-by-fund basis. Allocations are based on the ratio of the participant's account balance in each mutual fund to the total assets of the mutual fund. Allocation of forfeitures is based on service units from 0 to 12 depending on months of service during the year. Only employees who are active participants at December 31 each year are eligible for the allocation of forfeitures to their accounts. Forfeitures allocated to participant accounts for the year ended December 31, 2003 totaled $4,965.

Participant Loans

Participants are entitled to borrow from their vested account balances in amounts from $1,000 to $50,000, but not in excess of 50% of their vested account balances. Interest is computed based on the prime rate in the Wall Street Journal on the date of the application, plus 2%. A maximum of two loans can be outstanding at any one time and each loan must be repaid over a period of from 1 to 5 years. Home loans are available for a period of over 5 years and up to a maximum of 10 years. Each loan is supported by a promissory note with the participant's account balance as collateral.  In the event of default, death, disability or termination of employment, the entire outstanding principal balance and accrued interest shall become immediately due and payable.

Hardship Withdrawals

The Plan allows for hardship withdrawals to pay certain housing, health or education expenses if the participant does not have other funds available for these expenses. Internal Revenue Service (IRS) regulations require that a participant cannot make contributions to the Plan for 6 months after taking a hardship withdrawal. In addition, participants will not receive matching contributions or forfeitures for the 6 months they are ineligible to participate in the Plan.  For the year ended December 31, 2003, the Plan had no hardship withdrawls.

Payment of Benefits

Upon termination of service due to retirement, death, disability or other reasons, the participant or beneficiary, in the case of death, can request withdrawal of his or her account equal to the value of the vested balance in the participant account, reduced by any unpaid loan balance. If desired, a participant can leave the account balance in the Plan until the participant attains age 70 1/2 unless the participant's vested account balance is less than $5,000, in which case the vested account balance would be distributed to the participant.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1. Plan Description, continued

Plan Termination

Although it is anticipated that the Plan will remain in effect indefinitely, the Company has the right to discontinue its contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of complete or partial termination of the Plan, participants become 100% vested in the employer contributions and earnings thereon. Upon termination of the Plan, all participants have equal priority in the distribution of any Plan assets in excess of Plan liabilities.

Trustees and Administration

The Company has entered into a trust agreement with Fidelity Management Trust Company (Fidelity) to handle duties as the named Trustee for the Plan. Three officers of the Company, Robert F. Heinemann, Ralph J. Goehring and Kenneth A. Olson, are the Administrators of the Plan, and Berry Petroleum Company is the Plan Sponsor (see Note 5). The Administrators have the authority to delegate plan administration duties as necessary. Certain administrative expenses are paid by the Company. Fidelity, as the Trustee, receives contributions from the Plan Sponsor, invests and reinvests the Plan's assets, determines the market value of Plan assets, prepares statements and processes loans and withdrawals to beneficiaries.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2. Summary of Significant Accounting Policies, continued

Investments

Quoted market prices as of the valuation date are used to compute the fair value of equity securities in the Berry Stock Fund and the mutual funds. The value of the Managed Income Portfolio is based on the unit price quoted by the trust, representing the fair value of the underlying investments.

In accordance with the policy of stating Plan assets at their fair value, the Plan presents the net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2003, benefits payable to participants were zero.

Expenses of the Plan

The Plan's administrative expenses are paid by either the Plan or the Plan's Sponsor as provided by the Plan Agreement.

Note 3. Tax Status

On June 7, 1988 the IRS advised the Company that the Plan meets the requirements of Section 401(a) of the Code, as restated by the Tax Reform Act of 1986, and is therefore exempt from federal income taxes under Section 501(a) of the Code. In 1994 conforming amendments, as requested by the IRS, were made to the Plan Agreement and a favorable determination letter was issued by the IRS on December 7, 1994.

The Plan has been amended and restated since the receipt of the prior IRS determination letter of December 7, 1994. The Plan Sponsor believes the Plan is designed to be, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code (see Note 4).

Note 4. Prototype Plan

Fidelity Management Trust Company, the Plan's trustee, received a favorable IRS Determination Letter from the IRS for their Prototype Plan (the Prototype Plan) in November 2002. The Sponsor had a choice of conforming the Plan to Fidelity's Prototype Plan so that they could rely on Fidelity's Determination Letter, or maintaining the Plan as is, and filing their own determination letter for the differences that existed. After evaluation of the required changes and the benefits that would pass on to the participants, the Administrators elected to make the required changes to the Plan so that the Plan would conform to Fidelity's Prototype Plan.

On March 6, 2003, the Board of Directors approved the adoption of Fidelity's Prototype 401(k) Plan along with the changes required to conform Berry Petroleum Company's Plan to Fidelity's Prototype Plan.

BERRY PETROLEUM COMPANY THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4. Prototype Plan, continued

Future changes required to conform the Plan to IRS Regulations or rule changes will be implemented by Fidelity to their Prototype Plan, which has been adopted.

The changes were implemented in two steps: (1) the Prototype Plan was adopted and implemented in June 2003; and (2) the Berry Petroleum Company Stock Fund (Berry Stock Fund) was changed from a share accounted fund option to a mutual fund (unitized) accounted option effective July 1, 2003.

After the switch to mutual fund accounting for the Berry Stock Fund, participants are able to trade all of the investment options in the Plan on a daily basis, rather than daily for the mutual funds and the Managed Income Portfolio and only during the two monthly trading dates for the Berry Stock Fund (approximately on the 15th and 31st of each month.) This change allowed full internet access for Plan Participants, including investment transfers and loan and withdrawal requests without intervention by the Plan Administrators.

Note 5. Subsequent Events

In November 2003, the Plan Administrators hired an independent consulting firm, Oppenheimer & Co., to review the performance of the Plan's current investment options and compare their performance with other available investment options. As a result of their review, Oppenheimer & Co. recommended the removal of one fund and the addition of 5 funds (Note 1 - Investment Funds). The Plan Administrators implemented these recommendations effective April 1, 2004. Expenses related to this review were paid by the Company.

On April 26, 2004, Mr. Jerry V. Hoffman, one of the Plan Administrators, retired. Effective with Mr. Hoffman's retirement, the Board of Directors named Mr. Robert F. Heinemann, the Company's President and Chief Executive Officer, to succeed Mr. Hoffman.

In March 2004, the Company implemented semi-monthly funding of employee and employer contributions to the Plan.

Note 6. Transactions with Parties-in-Interest

During the years ended December 31, 2003 and 2002, there were transactions involving investment of Plan assets in investment funds maintained by the Plan's trustee and participant loans.  The trustee and participants are considered to be parties-in-interest as defined in Section 3(14) of ERISA. One of the Plan's investment options is Berry Petroleum Company Common Stock which is purchased by the Plan's trustee in the open market.  All of these transactions are considered exempt party-in-interest transactions under ERISA.

Note 7. Risks and Uncertainties

The Plan provides for investments in any combination of mutual funds, Berry Petroleum Company Common Stock and a Managed Income Portfolio, with different investment strategies. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to the changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

BERRY PETROLEUM COMPANY THRIFT PLAN

Schedule H, Line 4i Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessor,	Description of investment including	Current
or similar party	maturity date, rate of interest,	Value
	collateral, par or maturity value

*Fidelity Managed Income Portfolio	Common Collective Trust	$ 5,155,224

*Fidelity Contrafund	Mutual Fund	1,873,337

*Fidelity Low Priced Stock	Mutual Fund	1,851,273

*Fidelity Diversified International	Mutual Fund	1,213,012

*Spartan US Equity Index	Mutual Fund	1,004,929

*Fidelity Growth & Income	Mutual Fund	917,410

*Fidelity Equity Income I	Mutual Fund	838,613

*Berry Petroleum Company	Berry Stock Account -
($.01 par value) (38,372 shares)**	Class A Common Stock	828,528

*Fidelity Freedom 2020	Mutual Fund	651,923

*Fidelity Freedom 2010	Mutual Fund	407,267

*Fidelity Freedom 2030	Mutual Fund	292,452

*Fidelity US Bond Index	Mutual Fund	225,577

*Fidelity Puritan	Mutual Fund	212,267

*Fidelity Freedom 2000	Mutual Fund	84,320

*Fidelity Freedom 2040	Mutual Fund	52,221

*Fidelity Freedom Income	Mutual Fund	7,902

Total Investments		$ 15,616,255

*Participant loans	Interest bearing loans at prime	$ 686,557
	rate plus 2%; interest rates on
	outstanding loans range from
	6% to 11.5%

* Party in interest
** Includes cash and cash equivalents of $51,495 at December 31, 2003.

                        SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

             BERRY PETROLEUM COMPANY THRIFT PLAN

              By     /s/ Robert F. Heinemann
              Name:    Robert F. Heinemann
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Ralph J. Goehring
              Name:    Ralph J. Goehring
              Title:     Member of 401(k) Administrative Committee

              By     /s/ Kenneth A. Olson
              Name:    Kenneth A. Olson
              Title:     Member of 401(k) Administrative Committee

  June 28, 2004